CERTIFICATE OF INCORPORATION
OF
HF ENTERPRISES, INC.

FIRST:              The name of the corporation is HF Enterprises, Inc.

SECOND:         The registered office of the corporation in the State of Delaware is located at 103 Faulk Road, Suite 200, in the City of Wilmington (19803), County of New Castle. The name of the corporation's registered agent at such address is Entity Services (Delaware), Inc.

THIRD:             The purpose of the corporation is to accomplish business efficiencies and further asset management, to centralize management and administration of the corporation's intellectual property, to enable the corporation more accurately to assess the performance and value of its trade names, trademarks and other intellectual properties, and to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH:         The total number of shares of stock which the corporation is authorized to issue is one thousand (1,000) shares of common stock, each with a par value of one cent ($.01) per share.

FIFTH:              The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the by-laws of the corporation.

SIXTH:              In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the by-laws.

SEVENTH:        A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

EIGHTH:            The corporation reserves the right to amend or appeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

NINTH:              The incorporator is Gail P. Clark, whose mailing address is P.O. Box 12979, Oakland, California 94604-2979.

I, THE UNDERSIGNED, being the incorporator, have executed this certificate of incorporation this 22nd day of January, 1998.

/s/ Gail P. Clark
Gail P. Clark